Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement Form S-3 No. 333-182381 of Koppers Holdings Inc. and in the related Prospectus for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, guarantees and units and in the Registration Statement Form S-8 No. 333-135449 pertaining to the Koppers Holdings Inc. 2005 Long Term Incentive Plan of our reports dated March 3, 2014, with respect to the consolidated financial statements and schedule of Koppers Holdings Inc., and the effectiveness of internal control over financial reporting of Koppers Holdings Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2013.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania

March 3, 2014